Exhibit 17.1

Shahar Ginsberg

December 24, 2013

Board of Directors
ADB International Group, Inc.

Re: Letter of Resignation

Gentlemen:

I hereby resign as Chief Executive Officer of ADB International Group, Inc. (the "Company"), effective on December 26, 2013. The reason for my resignation is to permit me to pursue other business interests.

I have had no disagreements with the Company's operations, policies or practices.

Yours truly,

/s/ Shahar Ginsberg